SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Amendment No. 2

ISTA Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45031X 10 5

(Cusip Number)

Theodore W. Baker
14 Nassau Street
Princeton, NJ 08542
(609) 921-3633

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 14 Pages)

CUSIP No. 45031X 10 5	Schedule 13D/A	Page 2 of 14 Pages

1.	Name of Reporting Person:
	Llura L. Gund, as trustee for the Dionis Trust, the Gordon Gund - Grant Gund Trust, the Gordon Gund - G. Zachary Gund Trust, the Anna Barrows Beakey 1998 Trust and the Katharine Barrows Dadagian 1998 Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 371,840

		8.	Shared Voting Power: 369,645

		9.	Sole Dispositive Power: 371,840

		10.	Shared Dispositive Power: 369,645

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 741,485

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 45031X 10 5	Schedule 13D/A	Page 3 of 14 Pages

1.	Name of Reporting Person: Grant Gund, individually, and as trustee for the Gordon Gund - Grant Gund Generation Skipping Trust, the Llura Blair Gund Gift Trust and the Grant Owen Gund Gift Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,080

		8.	Shared Voting Power: 37,000

		9.	Sole Dispositive Power: 8,080

		10.	Shared Dispositive Power: 37,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,080

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): .34%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 45031X 10 5	Schedule 13D/A	Page 4 of 14 Pages

1.	Name of Reporting Person: G. Zachary Gund, individually, and as trustee for the Gordon Gund - G. Zachary Gund Generation Skipping Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,080

		8.	Shared Voting Power: 25,000

		9.	Sole Dispositive Power: 8,080

		10.	Shared Dispositive Power: 25,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,080

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): .25%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 45031X 10 5	Schedule 13D/A	Page 5 of 14 Pages

1.	Name of Reporting Person: Gordon Gund, as trustee for the Dionis Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 368,645

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 368,645

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 368,645

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.76%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 45031X 10 5	Schedule 13D/A	Page 6 of 14 Pages

CUSIP No. 45031X 10 5

1.	Name of Reporting Person: Richard T. Watson, as trustee for the Gordon Gund - G. Zachary Gund Generation Skipping Trust and the Gordon Gund - Grant Gund Generation Skipping Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 50,000

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 50,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 50,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): .38%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 45031X 10 5	Schedule 13D/A	Page 7 of 14 Pages

1.	Name of Reporting Person:
	Rebecca H. Dent, as trustee for the Gordon Gund - Grant Gund Generation Skipping Trust, the Gordon Gund - G. Zachary Gund Generation Skipping Trust, the Llura Blair Gund Gift Trust and the Grant Owen Gund Gift Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 62,000

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 62,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 62,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): .47%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 45031X 10 5	Schedule 13D/A	Page 8 of 14 Pages

1.	Name of Reporting Person: George Gund III, as trustee for the Gordon Gund - Grant Gund Generation Skipping Trust and the Gordon Gund - G. Zachary Gund Generation Skipping Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 50,000

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 50,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 50,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): .38%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 45031X 10 5	Schedule 13D/A	Page 9 of 14 Pages

1.	Name of Reporting Person: Gail Barrows, as trustee for the Anna Barrows Beakey 1998 Trust and the Katharine Barrows Dadagian 1998 Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,000

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): .008%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 45031X 10 5	Schedule 13D/A	Page 10 of 14 Pages

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D as originally filed by Llura L. Gund, Grant Gund, G. Zachary Gund, Gordon Gund, Richard T. Watson, Rebeccca H. Dent, George Gund III and Gail Barrows on October 1, 2002 and the Amendment No. 1 thereto filed on November 21, 2002 (as so amended, the “Schedule 13D”). All share numbers referenced in this Amendment No. 2 reflect the Issuer’s 10-to-1 reverse stock split effective on November 13, 2002. Capitzlized terms used but not defined in this Amendment No. 2 have the respective meanings ascribed to them in the Schedule 13D.

     The tables of the Schedule 13D are amended and restated in their entirety as set forth herein.

Item 2 (a) — (c) of the Schedule 13D, “Identity and Background,” is hereby amended by deleting the last paragraph thereof and inserting the following:

     The Reporting Persons, in the aggregate, beneficially own 819,645 shares of Common Stock (of which 722,157 shares of Common Stock are currently outstanding, and 97,368 shares of Common Stock are issuable by ISTA upon the exercise of warrants held by certain of the Reporting Persons) or 6.2% of the Common Stock of the Issuer based on 1,709,264 shares outstanding as of October 31, 2002 as reported in the Quarterly Report on Form 10-Q of the Issuer filed on November 14, 2002 and 11,578,926 shares issued pursuant to the Issuer’s PIPES Agreement and the Note and Warrant Agreement. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of the Exchange Act.

Item 3 of the Schedule 13D, “Source and Amount of Funds or Other Consideration,” is hereby amended by adding the following:

     On February 28, 2003, the Llura Blair Gund Gift Trust purchased 5,000 shares of Common Stock at $5.05 per share, the Grant Owen Gund Gift Trust purchased 5,000 shares of Common Stock at $5.05 per share, the Gordon Gund - Grant Gund Generation Skipping Trust purchased 20,000 shares of Common Stock at $5.05 per share and the Gordon Gund — G. Zachary Gund Generation Skipping Trust purchased 20,000 shares of Common Stock at $5.05 per share. The four trusts are collectively referred to herein as the “Purchasing Trusts.”

     The funds used by the Purchasing Trusts to acquire the shares of Common Stock were borrowed by the Purchasing Trusts from Fleet Bank under pre-existing lines of credit.

Item 4 of the Schedule 13D, “Purpose of Transaction” is amended by adding the following:

     The Purchasing Trusts purchased the Shares of Commons Stock for investment purposes only. The Purchasing Trusts retain the right to change their investment intent.

Item 5 (a) — (b) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended adding the following:

     Pursuant to the Exchange Act and regulations thereunder, the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 819,645 shares of Common Stock (of which 722,157 shares of Common Stock are currently outstanding, and 97,368 shares of Common Stock are issuable by ISTA upon the exercise of warrants held by certain of the Reporting Persons) or 6.2% of the Common Stock of the Issuer based on 1,709,264 shares outstanding as of October 31, 2002 as reported in the Quarterly Report on Form 10-Q of the Issuer filed on November 14, 2002, and 11,578,926 shares issued pursuant to the Issuer’s PIPES Agreement and the Note and Warrant Agreement. Neither the fact of this

CUSIP No. 45031X 10 5	Schedule 13D/A	Page 11 of 14 Pages

filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of the Exchange Act.

Llura L. Gund may be deemed to have beneficial ownership in the aggregate of 741,485 shares of Common Stock, which constitutes 5.5% of the outstanding Common Stock of the Issuer. Of these shares, Llura L. Gund has sole power to vote and sole power to dispose of an aggregate of 371,840 shares of Common Stock by virtue of her position as the sole trustee of certain trusts as listed below (includes 97,368 shares of Common Stock issuable upon exercise of the Bridge Warrants and the Gund PIPES Warrants due to the right to acquire these shares within 60 days) and may be deemed to have shared power to vote and shared power to dispose of 369,645 shares of Common Stock by virtue of her position as co-trustee of the Anna Barrows Beakey 1998 Trust and the Katharine Barrows Dadagian 1998 Trust, each of which own 500 shares of Common Stock, and of certain trusts as listed below (includes 97,368 shares of Common Stock issuable upon exercise of the Bridge Warrants and Gund PIPES Warrants due to the right to acquire these shares within 60 days).

Grant Gund may be deemed to have beneficial ownership in the aggregate of 45,080 shares of Common Stock, which constitutes .34% of the outstanding Common Stock of the Issuer. Of these shares, Grant Gund has sole power to vote and sole power to dispose of 8,080 shares of Common Stock by virtue of his individual ownership of such shares and may be deemed to have shared power to vote and shared power to dispose of 37,000 shares of Common Stock by virtue of his position as co-trustee of the Gordon Gund — Grant Generation Skipping Trust, the Llura Blair Gund Gift Trust and the Grant Owen Gund Gift Trust.

Llura Blair Gund Gift Trust				6,000

Transaction	Date of Transaction	Number of Shares	Price Per Share

Purchase	2/28/03	5,000	$5.05

Grant Owen Gund Gift Trust				6,000

Transaction	Date of Transaction	Number of Shares	Price Per Share

Purchase	2/2/8/03	5,000	$5.05

Gordon Gund — Grant Gund Generation Skipping Trust				25,000

Transaction	Date of Transaction	Number of Shares	Price Per Share

Purchase	2/28/03	20,000	$5.05

G. Zachary Gund may be deemed to have beneficial ownership in the aggregate of 33,080 shares of Common Stock, which constitutes .25% of the outstanding Common Stock of the Issuer. Of these shares, G. Zachary Gund has sole power to vote and sole power to dispose of 8,080 shares of Common Stock by virtue of his individual ownership of such shares and may be deemed to have shared power to vote and shared power to dispose of 25,000 shares by virtue of his position as co-trustee with Richard T. Watson, Rebecca H. Dent and George Gund III of the Gordon Gund — G. Zachary Gund Generation Skipping Trust.

CUSIP No. 45031X 10 5	Schedule 13D/A	Page 12 of 14 Pages

Gordon Gund — G. Zachary Gund Generation Skipping Trust				25,000

Transaction	Date of Transaction	Number of Shares	Price Per Share

Purchase	2/28/03	20,000	$5.05

Gordon Gund, as co-trustee with Llura L. Gund for the Dionis Trust, may be deemed to have shared power to vote and shared power to dispose of 368,645 shares of Common Stock (includes 48,684 shares of Common Stock issuable upon exercise of the Bridge Warrants and Gund PIPES Warrants due to the right to acquire these shares within 60 days), which constitutes 2.76% of the outstanding Common Stock of the Issuer. In addition, Mr. Gordon Gund may be deemed to have beneficial ownership of the 371,840 shares of Common Stock (includes 48,684 shares of Common Stock issuable upon exercise of the Bridge Warrants and Gund PIPES Warrants due to the right to acquire these shares within 60 days) beneficially owned by Llura L. Gund, his spouse, which represents 2.8% of the outstanding Common Stock of the Issuer. He disclaims beneficial ownership of these shares.

Richard T. Watson, as co-trustee with Grant Gund, Rebecca H. Dent and George Gund III for the Gordon Gund — Grant Gund Generation Skipping Trust and as co-trustee with G. Zachary Gund, Rebecca H. Dent and George Gund III for the Gordon Gund — G. Zachary Gund Generation Skipping Trust, may be deemed to have shared power to vote and shared power to dispose of 25,000 shares of Common Stock owned by each trust, for an aggregate beneficial ownership of 50,000 shares of Common Stock, which constitutes ..38% of the outstanding Common Stock of the Issuer.

Gordon Gund — Grant Gund Generation Skipping Trust				25,000

Transaction	Date of Transaction	Number of Shares	Price Per Share

Purchase	2/28/03	20,000	$5.05

Gordon Gund — G. Zachary Gund Generation Skipping Trust				25,000

Transaction	Date of Transaction	Number of Shares	Price Per Share

Purchase	2/28/03	20,000	$5.05

Rebecca H. Dent may be deemed to have shared power to vote and shared power to dispose of an aggregate of 62,000 shares of Common Stock, which constitutes .47% of the outstanding Common Stock of the Issuer, by virtue of her position as co-trustee for the Gordon Gund — Grant Gund Generation Skipping Trust, the Gordon Gund — G. Zachary Gund Generation Skipping Trust, the Llura Blair Gund Gift Trust and the Grant Owen Gund Gift Trust.

Gordon Gund — Grant Gund Generation Skipping Trust				25,000

Transaction	Date of Transaction	Number of Shares	Price Per Share

Purchase	2/28/03	20,000	$5.05

CUSIP No. 45031X 10 5	Schedule 13D/A	Page 13 of 14 Pages

Gordon Gund — G. Zachary Gund Generation Skipping Trust				25,000

Transaction	Date of Transaction	Number of Shares	Price Per Share

Purchase	2/28/03	20,000	$5.05

Llura Blair Gund Gift Trust				6,000

Transaction	Date of Transaction	Number of Shares	Price Per Share

Purchase	2/28/03	5,000	$5.05

Grant Owen Gund Gift Trust				6,000

Transaction	Date of Transaction	Number of Shares	Price Per Share

Purchase	2/28/03	5,000	$5.05

George Gund III, as co-trustee with Grant Gund, Richard T. Watson and Rebecca H. Dent for the Gordon Gund — Grant Gund Generation Skipping Trust and as co-trustee with G. Zachary Gund, Richard T. Watson and Rebecca H. Dent for the Gordon Gund — G. Zachary Gund Generation Skipping Trust, may be deemed to have shared power to vote and shared power to dispose of 25,000 shares of Common Stock owned by each trust, for an aggregate beneficial ownership of 50,000 shares of Common Stock, which constitutes .38% of the outstanding Common Stock of the Issuer.

Gail Barrows, as co-trustee with Llura L. Gund for the Anna Barrows Beakey 1998 Trust and the Katharine Barrows Dadagian 1998 Trust, may be deemed to have shared power to vote and shared power to dispose of 500 shares of Common Stock owned by each trust, for an aggregate beneficial ownership of 1,000 shares of Common Stock, which constitutes .008% of the outstanding Common Stock of the Issuer.

     (c)  To the best of the Reporting Persons’ knowledge, other than the transactions set forth herein this Schedule 13D, there have not been any transactions in the class of securities reported on that were effected during the past sixty days by the persons named in response to paragraph (a).

Item 6 of the Schedule 13D, “Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer,” is amended by adding the following:

     To the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7 of the Schedule 13D, “Material to be Filed As Exhibits,” is amended by adding the following:

N/A

CUSIP No. 45031X 10 5	Schedule 13D/A	Page 14 of 14 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2003

/s/ Theodore W. Baker Name: Theodore W. Baker
Attorney-in-Fact for the Reporting Persons

*     The Power of Attorney authorizing Theodore W. Baker to act on behalf of the Reporting Persons was attached to the Schedule 13D filed by the Reporting Persons on October 1, 2002 as Exhibit G.